Filed Pursuant to Rule 424(b)(3)
Registration No. 333-239296

Prospectus Supplement No. 7

to Prospectus dated June 30, 2020

CEN BIOTECH INC.

6,851,843

Shares of Common Stock

This prospectus supplement No. 7 amends and supplements the prospectus dated June 30, 2020, prospectus supplement No. 1 dated July 31, 2020, prospectus supplement No. 2 dated November 6, 2020, prospectus supplement No. 3 dated March 12, 2021, prospectus supplement No. 4 dated April 5, 2021, prospectus supplement No. 5 dated April 7, 2021, and prospectus supplement No. 6 dated April 8, 2021, relating to the resale of up to 6,851,843 shares of common stock (referred to as common shares under Canadian corporate law), no par value per share of CEN Biotech Inc. (the “Company”) by the selling stockholders named in the prospectus. The foregoing prospectus and this prospectus supplement are collectively referred to as the “prospectus.” Please keep this prospectus supplement with your prospectus for future reference.

This prospectus supplement incorporates into the prospectus the attached Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 19, 2021.

This prospectus supplement is not complete without the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus, prospectus supplement No. 1, prospectus supplement No. 2, prospectus supplement No. 3, Prospectus supplement No. 4, Prospectus supplement No. 5 and Prospectus supplement No. 6 which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, prospectus supplement No. 1, prospectus supplement No. 2, prospectus supplement No. 3, Prospectus supplement No. 4, Prospectus supplement No. 5 and Prospectus supplement No. 6 except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock should be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” section of the prospectus to read about the risks you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Capitalized terms contained in this prospectus supplement have the same meanings as in the prospectus unless otherwise stated herein.

The date of this prospectus supplement is April 19, 2021

Index of SEC Filings

The following report listed below is filed as a part of this prospectus supplement No. 7.

Appendix No.	Description

Appendix 1	Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2021.

Appendix 1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 19, 2021

CEN BIOTECH, INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	000-55557	-
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

300-3295 Quality Way

Windsor, Ontario

Canada

N8T 3R9

(Address of principal executive offices, including zip code)

(519) 419-4958

(Registrant’s telephone number, including area code)

Not applicable.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

	Trading	Name of each exchange
Title of each class	Symbol(s)	on which registered

None	N/A	N/A

☑

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item. 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 19, 2021, the Board of Directors (the “Board”) of CEN Biotech, Inc., a Corporation incorporated under the laws of Canada operating in the Province of Ontario (the “Company”) appointed Mr. Bahige (Bill) Chaaban to serve as Chief Executive Officer of the Company effective April 19, 2021.  Mr. Chaaban is currently the Chairman of the Company’s Board and served as our Interim CEO since November 13, 2019 until April 19, 2021.  Previously, Mr. Chaaban served as the Chief Executive Officer of the Company from the Company’s inception in August 2013 until July 2017.

On the same date, the Board appointed Mr. Joseph (Joe) Byrne to serve as President and a member of the Board of the Company effective April 19, 2021. On the same, date, the Board appointed Mr. Rick Purdy to serve as a member of the Board of the Company effective April 19, 2021. On the same, date, the Board appointed Mr. Jeffrey Thomas to serve as a member of the Board of the Company effective April 19, 2021.

There are no family relationships between the foregoing appointees and any director or executive officer of the Company, except that Alex Tarrabain, the Company’s Chief Financial Officer and a member of the Board, and Bill Chaaban are brothers-in-law.

Bahige (Bill) Chaaban, age 49, is currently the Chairman of the Company’s Board, and served as our Interim CEO since July 2017 until April 18, 2021. Previously, Mr. Chaaban served as the Chief Executive Officer of the Company from the Company’s inception in August 2013 until July 2017.Mr. Chaaban founded and served as President of CGIA, Inc., Supplement Group, Inc., F1 Fulfillment, Inc., and Fitness One, Inc. from October 1998 until April, 2016. Mr. Chaaban has over 30 years of experience in the nutrition industry, including, retail, online and wholesale sales, and design and manufacturing of dietary supplements. Mr. Chaaban served as the Chief Executive Officer of Creative Edge Nutrition, Inc. from April 2012 until December 2014. Mr. Chaaban was the founder of Edge Nutrition, which operated retail nutrition stores in the USA and Canada. Mr. Chaaban is a licensed attorney in the USA and Canada. He holds a Bachelor of Commerce degree from the University of Alberta; a Bachelor of Law degree from the University of Windsor; a Juris Doctor from the University of Detroit Mercy; a Master of Laws degree from Wayne State University; and an Honorary Doctorate from the International Personnel Academy. Mr. Chaaban founded and served as President of CGIA, Inc., Supplement Group, Inc., F1 Fulfillment, Inc., and Fitness One, Inc. Mr. Chaaban determined that he could not devote the time necessary to CEN and these businesses. After careful deliberation, these businesses were closed in April, 2016 and bankruptcies were filed for each in April, 2016.

Mr. Chaaban has made several loans to the Company. In March 2018, Mr. Chaaban fully assigned and transferred all rights, title, and interests in his loans and related accrued interest due from the Company to his spouse: (i) in December 2014, a loan of $113,348 which bears interest at 10% per annum and is unsecured, this note was extended until December 31, 2018 and is currently in default; (ii) in 2015, several notes aggregating $110,386 which bears interest at 10% per annum, these notes were due December 31, 2018 and are currently in default; (iii) in 2016, Bill Chaaban made four additional loans with an aggregate principal balance of approximately $13,119 which bears interest of 10% per annum, these notes were due December 31, 2018 and are currently in default; and (iv) two convertible notes totaling $1,388,122 which bear interest at 12% per annum, these notes were due December 31, 2018 and have conversion options totaling 867,576 common shares and are currently in default. During October 2017, R&D Labs Canada, Inc, whose President is Bill Chaaban and which is owned by Mr. Chaaban’s spouse, made a loan of $300,000 to the Company which bears interest at 8% per annum. This note was due October 2, 2019 and is currently in default. The Company also leased office space in Windsor, Ontario from RN Holdings LTD. The lease commenced on October 1, 2017 with R&D Labs (whose President is Bill Chaaban) and was subsequently assigned by R&D Labs to RN Holdings Ltd (a third-party) on May 8, 2019 when RN Holdings LTD purchased the building. The lease calls for monthly rental payments ranging from $2,608 to $3,390 through September 2027. Effective August 1, 2020, the Company ceased making payments and abandoned the leased space.

On December 14, 2017, the Company entered into a Controlling Interest Purchase Agreement (the “Agreement”) with Mr. Chaaban and Usamakh Saadikh, a member of the Company’s Board of Directors. Under the terms of the Agreement, the Company will acquire (the “Acquisition”) 51% of the outstanding equity interests in Cen Biotech Ukraine LLC (“Cen Ukraine”), a corporation that is organized and has its principal offices in Ukraine. The consideration will be paid by issuing common shares of the Company. The agreement, which is subject to certain conditions, has not yet closed. There are advances of $1,179,328 and $1,065,328 to CEN Ukraine as of December 31, 2020 and 2019, respectively, which were made for the purpose of funding the operations of CEN Ukraine. Mr. Chaaban and Usamakh Saadikh each directly own 25.5% of CEN Ukraine respectively. The remaining 49% of CEN Ukraine is owned by XN Pharma, which is an entity jointly owned by Mr. Chaaban and Usamakh Saadikh. Mr. Chaaban and Usamakh Saadikh do not currently hold any positions with CEN Ukraine. CEN Ukraine is operated and controlled by its sole director. Pursuant to Ukrainian law, stockholders of a company do not have the ability to control the company or the actions of its director. During 2017, the Company purchased equipment from R&D Labs Canada, Inc., whose president is Bill Chaaban, in exchange for a $300,000 note payable. This equipment was then sold to CEN Ukraine for a loss of $255,141 in exchange for a $44,859 note receivable, payable in 10 equal installments through 2026. To date, no payments have been received on this note receivable.

Joseph Byrne, age 68, previously served as the Chief Executive Officer and member of the Board of the Company from July 2017 until November 13, 2019. Since 1997, Mr. Byrne has been the owner Hickey Byrne Law Firm where he oversees the practice. Mr. Byrne was elected to municipal council in 1974 and served on council for 11 years. As a municipal councilor and later as Deputy-Reeve and County Councillor, he served on and chaired all major municipal and county committees including, but not limited to Finance, Roads, and Government Restructure. Mr. Byrne is a long-standing member and Past Chair of the Board of Directors for the Windsor Essex Economic Development Commission until 2015. Joseph Byrne has also written and published five books, including two hockey stories, The Magic of Hockey (White Snow Blackout) and award winning The Jim Mahon Story, and three books in the Farm Culture series, Senses of Autumn, Of Great Character and Wheatfields. Mr. Byrne is a successful, resourceful, results-driven lawyer, lifelong farmer and author. His diverse career and experience in the political and private business sector is complemented by significant farming and community involvement. Joseph is a highly effective communicator and leader, adept at articulating a compelling vision of strategic focus. Mr. Byrne holds a BA and MA in Geography from the University of Windsor and Bachelor of Laws from the University of Windsor. Mr. Byrne’s extensive experience in the business world combined with his knowledge of the law and farming offer a unique and robust perspective to the Company. A loan totaling $17,901 was made to Emergence Global Enterprises Inc. (“Emergence Global”) as of December 31, 2020. The loan was made for the business purpose of assisting Emergence with operating expenses. Mr. Byrne has served as the Chief Executive Officer and Director of Emergence Global since January 11, 2019. Joe Byrne holds long term convertible note payable issued $224,191. The notes payable to Mr. Byrne bear interest at 12% per annum and are currently in default. These notes are convertible to 140,719 common shares of the Company.  In January 2018, Joe Byrne and his spouse, made short-term loans totaling $150,000 to the Company. The short-term notes bear interest in the form of common shares at a rate of 1,000 common shares per $25,000 per month and mature monthly.

Mr. Rick Purdy, age 45, is President of Herc Holdings, Inc., and has served in such capacity since January 1, 2006. Rick is also involved with real estate development, oil and gas environmental technologies and nutraceutical natural health products. He founded Canada’s largest and first commercial scale indoor aquaponic vertical farm over 12 years ago outside of Edmonton, Alberta. We believe that Rick’s extensive experience in agriculture and market development will bring a great amount of know-how and ability to the Board. Mr. Purdy also served as a member of the board of directors for Mineworx Technologies, Inc. from June 4, 2015 to April 14, 2020. Mr. Purdy also served as a member of the board of directors for Health Logic Interactive Inc. from July 9, 2020 to April 14, 2020.

Mr. Jeffrey Thomas, age 46, is Director of Product Development for Emergence Global and has been the president of NuBreed Nutrition Inc. since February 2, 2015 Mr. Thomas has over 20 years’ experience in product development, manufacturing and export regulations in the food and nutrition industries. We believe that his expertise in development will provide the Company with extensive knowledge on import and export requirements and doing business in foreign markets. As disclosed above, a loan totaling $17,901 was made to Emergence Global Enterprises Inc. (“Emergence Global”) as of December 31, 2020. The loan was made for the business purpose of assisting Emergence with operating expenses.

Mr. Thomas and Mr. Purdy will serve as independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship that, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Item 7.01 Regulation FD Disclosure.

On April 19, 2021, the Company issued a press release announcing the new officer and director appointments disclosed above (the “Press Release”). The Press Release is furnished hereto as Exhibit 99.1.

The information contained in the Press Release is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that Section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1**	Press Release dated April 19, 2021.

**Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CEN Biotech, Inc.

Date: April 19, 2021	By:	/s/ Bahige Chaaban
Bahige Chaaban
Chief Executive Officer (principal executive officer)

Exhibit 99.1

CEN Biotech Inc. Announces Board and Management Appointments to Support Planned Expansions

Windsor, ON – April 19, 2021 (Newswire)– CEN Biotech Inc. (“we”, “us”, “our”, “CEN” or the “Company”) (OTC Pink: CENBF), a global holding company focused on the manufacturing, production and development of LED lighting technology and hemp-based products, intended to help improve your state of health and well being is pleased to announce the following Executive and Board of Director appointments effective April 19, 2021 to support our planned expansion throughout 2021.

Mr. Joseph Byrne was appointed as President and Director and will lead the Company’s long-term strategy and regulatory compliance activity. Mr. Bill Chaaban was appointed as the Chief Executive Officer (CEO) and will also continue to serve as the Chairman of the Board and be responsible for the day-to-day direction of the Company.

The Company would also like to announce the following Independent Board of Directors appointments effective April 19, 2021:

Mr. Jeffrey Thomas, age 46, is a Director of Product Development for Emergence Global Enterprises Inc. and President of NuBreed Nutrition Inc. Mr. Thomas has over 20 years’ experience in product development, manufacturing and export regulations in the food and nutrition industries. We believe that his expertise in development will provide the Company with extensive knowledge on import and export requirements and doing business in foreign markets.

Mr. Rick Purdy, age 45, is President of Herc Holdings Inc. Mr. Purdy is also involved with real estate development, oil and gas environmental technologies and with nutraceutical and natural health products. He founded Canada’s largest and first commercial scale indoor aquaponic vertical farm over 12 years ago outside of Edmonton, Alberta. We believe that Mr. Purdy’s extensive experience in agriculture and market development will bring a great amount of know how and ability to the Board.

“We believe that these appointments strengthen the management and governance structure of the Company and will assist in the roll out of our expansion plans in 2021. It is especially rewarding to have Joe Byrne back as President of the Company. We believe that both Rick and Jeff provide needed skill sets within the Board as we embark on our next steps in seeking to realize the full potential of the Company.” commented Bill Chaaban, CEO and Executive Chairman of the Company.

About the Company

CEN Biotech, Inc. is a global holding company focused on the manufacturing, production and development of LED lighting technology and hemp-based products. The Company intends to continue to explore the usage of hemp, which it now intends to cultivate for usage in industrial, medical and food products.

For further information on the Company, please visit our website at www.cenbiotechinc.com. Information about the Company can also be found on the Securities and Exchange Commissions’ EDGAR site under the Issuer Profile of “CEN Biotech Inc.”

Forward Looking Statements

This press release contains “forward-looking” statements. In particular, the words “believe,” “may,” “could,” “should,” “expect,” “anticipate,” “estimate,” “project,” “propose,” “plan,” “intend,” and similar conditional words and expressions are intended to identify forward-looking statements. Any statements made in this press release about an action, event or development, are forward-looking statements. These forward-looking statements are only predictions and are subject to certain risks, uncertainties and assumptions, many of which may be beyond control of CEN, that could cause actual results to differ from those in the forward-looking statements. Accordingly, you should not place undue reliance on these forward-looking statements. Although CEN believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that its forward-looking statements will prove to be correct. Potential risks include such factors as the inability to enter into agreements with parties with whom we are in discussions, factors that cannot be predicted with certainty, as well as additional risks and uncertainties that are identified and described in CEN’s reports filed with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. Actual results may differ materially from the forward-looking statements in this press release. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. CEN does not undertake, and it specifically disclaims, any obligation to update any forward-looking statements to reflect occurrences, developments, events or circumstances after the date of such statement expect as required in accordance with applicable laws.

Press Contact

Brian S. Payne

Vice President and Director

CEN Biotech Inc.

Phone: (519) 419-4958, Extension 1505

E:Mail: brian@cenbiotechinc.com